UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive LLC

6671 S. Las Vegas Blvd.

Building D, Suite 210

Las Vegas, Nevada 89119

+1-702-761-6899

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Annual General Meeting of Shareholders

In connection with the upcoming 18th Annual General Meeting of Shareholders (the “AGM”) of DoubleDown Interactive Co., Ltd. (the “Company”) to be held on March 27, 2026, 11:00 a.m. (Korea Standard Time), or March 26, 2026, 10:00 p.m. (U.S. Eastern Time), the Company furnishes the following documents:

1)

A copy of the Notice of 18th Annual General Meeting of DoubleDown Interactive Co., Ltd. (the “Notice”) from Citibank, N.A. (the “Depositary”) to the record holders as of December 31, 2025 (the “ADS Holders”) of American Depositary Shares, each representing 0.05 common share of the Company; and

2)	A form of the Depositary’s 2026 Voting Instructions Card for the ADS Holders with respect to the AGM (the “Voting Instructions”).

This report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Depositary’s Notice of 18th Annual General Meeting of DoubleDown Interactive Co., Ltd.
99.2	Depositary’s 2026 Voting Instructions Card for the ADS Holders with respect to the AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.
Date: March 12, 2026
	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer